Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

REPORT ON PAYMENTS TO GOVERNMENTS FOR THE YEAR 2015

Jersey, Channel Islands, 30 June 2016 - Randgold Resources Limited today provides information in accordance with DTR 4.3A of the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority in respect of payments made to governments by Randgold Resources Limited and its subsidiary undertakings for the year ended 31 December 2015.

This report is prepared in accordance with United Kingdom’s Reports on Payments to Governments Regulations 2014 (as amended) (“UK Regulations”) and the basis of preparation is summarised below. The report is available for download from: http://www.randgoldresources.com/regulatory-releases.

For information on all of the payments the Randgold Resources Limited group entities have made to governments (including payments by Société des Mines de Morila SA and Kibali Goldmines SA, which are excluded from this report), please refer to the company’s Sustainability Report as set out in its 2015 Annual Report and Accounts. The 2015 Sustainability Report is available for download from: http://www.randgoldresources.com/sustainability-report-2015.

Basis of Preparation - Report on Payments to Governments for the year ended 31 December 2015

Reporting entities

This report includes payments to governments made by Randgold Resources Limited and its subsidiary undertakings (together “Randgold”). Payments made by entities over which Randgold Resources Limited has joint control (including Société des Mines de Morila SA and Kibali Goldmines SA) are excluded from the report.

Activities

Payments made by Randgold to governments arising from activities involving the exploration, prospection, discovery, development and extraction of minerals (“extractive activities”) are disclosed within this report. As extractive and processing activities are unable to be reported separately, associated payments related to both activities have been disclosed in full.

Government

Government includes any national, regional or local authority of a country and includes a department, agency or entity that is a subsidiary of a government or entity that is controlled by such authority.

Project

Payments are reported at a project level except those payments which cannot be attributed to a specific project and therefore are reported at an entity level. Project is defined in the UK Regulations as being the operational activities which are governed by a single contract, license, lease, concession or similar legal agreement and form the basis for payment liabilities with a government. If such agreements are substantially interconnected, those agreements shall be treated for the purposes of the UK Regulations as a single project. Substantially interconnected means forming part of operationally and geographically integrated contracts, licenses, leases or concessions or related agreements with substantially similar terms which are signed with a government giving rise to payment liabilities. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure and common operational management.

Payment Types

-	Taxes

These are taxes paid by Randgold on its profits. In line with the UK Regulations payments made in relation to consumption, such as value added taxes, personal income taxes or sales taxes are excluded.

-	Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The royalty amounts paid to a government are calculated as a set percentage of the value of gold production at market gold prices less any deduction that may be taken.

-	Dividends

These comprise dividends paid by Société des Mines de Gounkoto SA to the State of Mali based on the State of Mali’s shareholding pursuant to the Establishment Convention under which Société des Mines de Gounkoto SA operates.

-	License fees, rental fees and other considerations for licenses or concessions

These are fees paid as consideration for acquiring a license for gaining access to an area or permitted area where extractive activities are to be performed.

-	Infrastructure Improvements

These are payments which relate to the construction of infrastructure (including but not limited to roads, bridges and buildings) that is not primarily dedicated to extractive activities throughout its useful life. Payments which are in the nature of social investment, for example for the building of hospitals, schools or other social projects, are excluded from this report in line with the UK Regulations.

-	Other Payments

Other types of payments which are required to be disclosed in accordance with the UK Regulations are the following:

1.	Production entitlements; and
2.	Signature, discovery and production bonuses.

However for the year ended 31 December 2015, there were no such reportable payments made by Randgold to a government.

Basis of Disclosure

Payments are reported on a cash flow basis and refunds are included within the year received.

Materiality

Payments are disclosed in US Dollars and, in line with the UK Regulations, where a payment or a series of related payments have not exceeded £86 000 (US $131 500)1 such payment or series of related payments have not been included.

Exchange Rate

Payments made in currencies other than US Dollars are converted based on the foreign exchange rate at the relevant annual average rate.

1Amount exchanged at a rate of GBP £1:US $1.529.

Report on Payments to Governments 2015

Government Reports (all amounts in US$)

MALI Government	Production Entitlements	Taxes	Royalties	Dividends	Signature, Discovery and Production Bonuses	License Fees	Infrastructure Improvements	Total
Ministère de l’Economie et des Finances - Direction des Grandes Enterprises	-	55 698 763	21 422 034	-	-	-	-	77 120 797
Ministère de l’Economie et des Finances - Bureau des Domaines de Kenieba	-	2 996 446	-	-	-	-	-	2 996 446
Ministère des Domaines de l’Etat et des Affaires Foncières - Direction Nationale Domains et Cadastre	-	-	21 422 034	10 256 728	-	45 339	-	31 724 101
Infrastructure expenditure (a)	-	-	-	-	-	-	328 163	328 163
	-	58 695 209	42 844 068	10 256 728	-	45 339	328 163	112 169 507

CÔTE D’IVOIRE Government	Production Entitlements	Taxes	Royalties	Dividends	Signature, Discovery and Production Bonuses	License Fees	Infrastructure Improvements	Total

Ministère du Budget et du Portefeuille de l’Etat - Receveur de Grandes Entreprises	-	579 868	-	-	-	-	-	579 868
Ministère du Budget et du Portefeuille de l’Etat - Receveur des Domaines d’Abidjan	-	-	6 446 036	-	-	-	-	6 446 036
Ministère de l’Industrie et des Mines	-	-	1 137 536	-	-	308 188	-	1 445 724
Infrastructure expenditure (a)	-	-	-	-	-	-	172 000	172 000
	-	579 868	7 583 572	-	-	308 188	172 000	8 643 628

SENEGAL Government	Production Entitlements	Taxes	Royalties	Dividends	Signature, Discovery and Production Bonuses	License Fees	Infrastructure Improvements	Total
Ministère de l’Industrie et des Mines - Direction des Mines et de la Geologie	-	-	-	-	-	42 294	-	42 294
	-	-	-	-	-	42 294	-	42 294

Total	-	59 275 076	50 427 640	10 256 728	-	395 821	500 163	120 855 429

(a) Infrastructure expenditure relates to infrastructural improvements in the areas surrounding the mines sites

Project Reports (all amounts in US$)

MALI Projects	Production Entitlements	Taxes	Royalties	Dividends	Signature, Discovery and Production Bonuses	License Fees	Infrastructure Improvements	Total
Société des Mines de Loulo SA	-	12 395 231	24 620 902	-	-	29 781	161 163	37 207 078
Société des Mines de Gounkoto SA	-	46 299 978	18 223 166	10 256 728	-	12 681	167 000	74 959 552
Randgold Resources Mali SARL	-	-	-	-	-	2 877	-	2 877
	-	58 695 209	42 844 068	10 256 728	-	45 339	328 163	112 169 507

COTE D’IVOIRE Projects	Production Entitlements	Taxes	Royalties	Dividends	Signature, Discovery and Production Bonuses	License Fees	Infrastructure Improvements	Total
Société des Mines de Tongon SA	-	579 868	7 583 572	-	-	62 628	172 000	8 398 068
Randgold Resources (Côte d’Ivoire) SARL	-	-	-	-	-	24 734	-	24 734
Boundiali exploration permit	-	-	-	-	-	220 827	-	220 827
	-	579 868	7 583 572	-	-	308 188	172 000	8 643 628

SENEGAL Projects	Production Entitlements	Taxes	Royalties	Dividends	Signature, Discovery and Production Bonuses	License Fees	Infrastructure Improvements	Total
Randgold Resources (Senegal) Limited	-	-	-	-	-	42 294	-	42 294
	-	-	-	-	-	42 294	-	42 294

Total	-	59 275 076	50 427 640	10 256 728	-	395 821	500 163	120 855 429

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com